Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-269296

GS Finance Corp. $4,348,000 Callable Fixed and Floating Rate Notes due 2038 guaranteed by The Goldman Sachs Group, Inc.

The notes will mature on the stated maturity date (May 31, 2038).

On the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes plus accrued and unpaid interest. Subject to our redemption right, the notes will pay interest quarterly, beginning approximately three months after the original issue date. For each interest period from and including May 31, 2023 to but excluding May 31, 2025 (the fixed rate period), we will pay interest quarterly at a fixed rate of 9% per annum. For each interest period commencing on or after May 31, 2025 (the floating rate period), the amount of interest you will be paid each quarter will be based on the product of (i) 25 times (ii) the U.S. dollar Secured Overnight Financing Rate (SOFR) ICE swap spread (the 30-year U.S. dollar SOFR ICE swap rate minus the 2-year U.S. dollar SOFR ICE swap rate on the relevant interest determination date, which will be the second U.S. government securities business day preceding the respective interest period), subject to the maximum interest rate of 9% per annum and the minimum interest rate of 0% per annum.

We may redeem your notes at 100% of their face amount plus any accrued and unpaid interest on any quarterly interest payment date on or after May 31, 2025.

Interest payments will be determined in accordance with the 30/360 (ISDA) day count convention and, therefore, on any quarterly interest payment date, interest, if any, may be paid for less than or greater than 90 days.

For each quarterly interest period commencing on or after May 31, 2025, the interest rate per annum for such interest period will equal:

•
if (i) the U.S. dollar SOFR ICE swap spread times (ii) 25 is greater than or equal to 9%, the maximum interest rate of 9%;
•
if (i) the U.S. dollar SOFR ICE swap spread times (ii) 25 is less than 9% but greater than 0%, (i) the U.S. dollar SOFR ICE swap spread times (ii) 25; or
•
if (i) the U.S. dollar SOFR ICE swap spread times (ii) 25 is equal to or less than 0%, the minimum interest rate of 0%.

For each interest period from and including May 31, 2023 to but excluding May 31, 2025, the interest rate will equal 9% per annum. For each interest period commencing on or after May 31, 2025, the interest rate per annum will be subject to a maximum interest rate of 9%.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-7.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $885 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	May 31, 2023	Original issue price:	100% of the face amount
Underwriting discount:	4.903% of the face amount	Net proceeds to the issuer:	95.097% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 10,157 dated May 26, 2023.

The issue price, underwriting discount and net proceeds listed on the cover page hereof relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the offered notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp., may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $885 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $105 per $1,000 face amount).

Prior to May 31, 2025, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through May 30, 2025). On and after May 31, 2025, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•
General terms supplement no. 8,999 dated February 13, 2023
•
Prospectus supplement dated February 13, 2023
•
Prospectus dated February 13, 2023

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

Terms and conditions

CUSIP / ISIN: 40057RW61 / US40057RW612

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Face amount: $4,348,000 in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date.

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount: Subject to redemption by the company as provided under “— Company’s redemption right” below, on the stated maturity date, in addition to any accrued and unpaid interest, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to $1,000

Company’s redemption right: the company may redeem this note at its option, in whole but not in part, on any redemption date. If the company so elects to redeem this note, on such redemption date, in addition to any accrued and unpaid interest, the company will pay, for each $1,000 of the outstanding face amount, a redemption price in cash equal to $1,000.

If the company chooses to exercise its redemption right, it will notify the holder of this note and the trustee by giving at least five business days’ prior notice. The day the company gives the notice, which will be a business day, will be the redemption notice date and the interest payment date specified by the company in the redemption notice, which in all cases will be on or after May 31, 2025, will be the redemption date.

The company will not give a redemption notice that results in a redemption date later than the stated maturity date. A redemption notice, once given, shall be irrevocable.

Redemption dates: the interest payment date falling on May 31, 2025 and each interest payment date occurring thereafter

Trade date: May 26, 2023

Original issue date: May 31, 2023

Stated maturity date: May 31, 2038, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day

Interest: Until the principal of this note is paid or made available for payment, the company will pay, on each interest payment date, interest on each $1,000 of the outstanding face amount at a rate per annum equal to the applicable interest rate for the related interest period. For each interest period, the amount of accrued interest on each $1,000 of the outstanding face amount will be calculated by multiplying such face amount by an accrued interest factor for the interest period. The accrued interest factor will be determined by multiplying the applicable interest rate by a factor resulting from the day count convention.

With respect to each $1,000 of the outstanding face amount, the interest paid on any interest payment date will be paid to the person in whose name such amount of this note is registered as of the close of business on the regular record date for such interest payment date. If interest is due at maturity but on a day that is not an interest payment date, the interest will be paid to the person entitled to receive the principal of this note.

All percentages resulting from any calculation relating to this note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to this note will be rounded upward or downward, as appropriate, to the nearest cent, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

Interest rate:

•
During the fixed rate period (May 31, 2023 to but excluding May 31, 2025): 9% per annum.

•
During the floating rate period (May 31, 2025 to but excluding May 31, 2038), the interest rate will be based upon the U.S. dollar SOFR ICE swap spread on the relevant interest determination date for such interest period and will be a rate per annum equal to:
o
if (i) the U.S. dollar SOFR ICE swap spread times (ii) 25 is greater than or equal to the maximum interest rate, the maximum interest rate;
o
if (i) the U.S. dollar SOFR ICE swap spread times (ii) 25 is less than the maximum interest rate but greater than the minimum interest rate, (i) the U.S. dollar SOFR ICE swap spread times (ii) 25; or
o
if (i) the U.S. dollar SOFR ICE swap spread times (ii) 25 is equal to or less than the minimum interest rate, the minimum interest rate.

Maximum interest rate: 9% per annum

Minimum interest rate: 0% per annum

Interest periods: quarterly; each period from and including an interest payment date (or the original issue date, in the case of the first interest period) to but excluding the next interest payment date (or, in the case of the final interest period, the stated maturity date). Although interest payment dates occur quarterly, for certain interest payment dates the day count convention will result in interest periods with less than or greater than 90 days.

Interest payment dates:

•
During the fixed rate period: the last calendar day of each February, May, August and November of each year, commencing on August 31, 2023 and ending on May 31, 2025
•
During the floating rate period: the last calendar day of each February, May, August and November of each year, commencing on August 31, 2025 and ending on the stated maturity date

U.S. dollar SOFR ICE swap spread: on any day, the 30-year U.S. dollar SOFR ICE swap rate minus the 2-year U.S. dollar SOFR ICE swap rate

30-year U.S. dollar SOFR ICE swap rate: on any day, the U.S. dollar SOFR ICE swap rate with an index maturity of thirty years on such day, determined as set forth under “— U.S. dollar SOFR ICE swap rate” below”

2-year U.S. dollar SOFR ICE swap rate: on any day, the U.S. dollar SOFR ICE swap rate with an index maturity of two years on such day, determined as set forth under “— U.S. dollar SOFR ICE swap rate” below”

U.S. dollar SOFR ICE swap rate: On any interest determination date, the 30-year U.S. dollar SOFR ICE swap rate or the 2-year U.S. dollar SOFR ICE swap rate determined by the calculation agent in accordance with the following provisions:

The U.S. dollar SOFR ICE swap rate with 30-year or 2-year index maturity, as the case may be, shall equal the offered rate appearing on the Bloomberg screen USISSO30 page or the Bloomberg screen USISSO02 page, respectively (each a “Bloomberg screen page”), for U.S. dollar swaps having a maturity equal to 30 years or 2 years, respectively, referencing the Secured Overnight Financing Rate (SOFR) compounded in arrears for twelve months using standard market conventions, as of approximately 11:00 A.M. New York City time on such day. If a U.S. dollar SOFR ICE swap rate cannot be determined as described above, the following procedures will apply:

If the calculation agent determines on an interest determination date that a U.S. dollar SOFR ICE swap rate has been discontinued, then the calculation agent will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable U.S. dollar SOFR ICE swap rate, provided that if the calculation agent determines there is an industry-accepted successor rate, then the calculation agent shall use such successor rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the business day convention, the applicable business days and the interest determination dates to be used, and any other relevant methodology for calculating such substitute or successor rate comparable to such U.S. dollar SOFR ICE swap rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable U.S. dollar SOFR ICE swap rate, in a manner that is consistent with any industry-accepted practices for such substitute or successor rate.

Unless the calculation agent uses a substitute or successor rate as so provided, if the U.S. dollar SOFR ICE swap rate with 30-year or 2-year index maturity cannot be determined in the manner described above, then the applicable U.S. dollar SOFR ICE swap rate for the applicable day will be determined by the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any other source it deems reasonable, in its sole discretion.

The applicable U.S. dollar SOFR ICE swap rate will be subject to the corrections, if any, published on the applicable Bloomberg screen page within one hour of the time that rate was first displayed on such source.

Index maturity: the period to maturity of the instrument or obligation on which the interest formula is based.

Bloomberg screen USISSO30 page: means the display on the Bloomberg Professional Service, or any successor or replacement service, on the page “USISSO30”, or any successor or replacement page on that service

Bloomberg screen USISSO02 page: means the display on the Bloomberg Professional Service, or any successor or replacement service, on the page “USISSO02”, or any successor or replacement page on that service

Interest determination dates: for each interest period in the floating rate period, the second U.S. government securities business day preceding such interest period

Business day convention: following unadjusted, meaning that for any interest payment date, other than the maturity, that falls on a day that is not a business day, any payment due on such interest payment date will be postponed to the next day that is a business day; provided that interest due with respect to such interest payment date shall not accrue from and including such interest payment date to and including the date of payment of such interest as so postponed. Interest periods also are not adjusted for non-business days. If the stated maturity date or earlier redemption date does not occur on the originally scheduled day (because the originally scheduled stated maturity date or earlier redemption date is not a business day), the interest payment date scheduled to occur on that day will instead occur on the postponed stated maturity date or postponed earlier redemption date. However, interest shall not accrue from and including such originally scheduled interest payment date to and including the postponed stated maturity date or postponed earlier redemption date.

Day count convention: 30/360 (ISDA), which means the number of days in the interest period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the interest period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the interest period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the interest period falls;

“D1” is the first calendar day, expressed as a number, of the interest period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the interest period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

Regular record dates: for interest due on an interest payment date, the business day immediately preceding such interest payment date (as such payment date may be adjusted)

U.S. government securities business day: any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Overdue principal rate: the effective Federal Funds rate

Overdue interest rate: the interest rate in effect during the immediately preceding interest period prior to the due date of such installment of interest

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,999. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 8,999. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 8,999.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the interest payments on the notes for each interest period in the floating rate period will be based in part on the relationship between the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer— Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

We Are Able to Redeem Your Notes at Our Option

On any quarterly interest payment date on or after May 31, 2025, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Because of this redemption option, the term of your notes could be reduced.

If the U.S. Dollar SOFR ICE Swap Spread Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the U.S. dollar SOFR ICE swap spread. The U.S. dollar SOFR ICE swap spread will vary during the term of the notes based on the relationship between the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate as well as the market’s expectation of this relationship in the future. Changes in the U.S. dollar SOFR ICE swap spread may not result in a comparable change in the market value of your notes. Even if the U.S. dollar SOFR ICE swap spread times 25 is greater than the minimum interest rate during some portion of the life of the offered notes, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

Because of the long-dated maturity of your notes, the expected future performance of the U.S. dollar SOFR ICE swap spread will have a greater impact on the market value of your notes than if your notes had an earlier maturity date. In particular, the expected future performance of the U.S. dollar SOFR ICE swap spread may cause the market value of your notes to decrease even though the U.S. dollar SOFR ICE swap spread times 25 may be greater than the minimum interest rate during some portion of the life of the offered notes. Moreover, expectations about the performance of the U.S. dollar SOFR ICE swap spread in the future are subject to a great degree of uncertainty and may be based on assumptions about the future that may prove to be incorrect. Even if the expected future performance of the U.S. dollar SOFR ICE swap spread is favorable to your notes, this uncertainty may result in market participants substantially discounting this future performance when determining the market value of your notes.

If the U.S. Dollar SOFR ICE Swap Spread Is Less Than or Equal to 0.00% on the Relevant Interest Determination Date for Any Interest Period in the Floating Rate Period, No Interest Will Be Paid for that Interest Period

Because of the formula used to calculate the interest rate for each interest period in the floating rate period applicable to your notes, in the event that on the relevant interest determination date for any interest period in the floating rate period the 30-year U.S. dollar SOFR ICE swap rate does not exceed the 2-year U.S. dollar SOFR ICE swap rate, no interest will be paid for such interest period, even if the U.S. dollar SOFR ICE swap spread on subsequent days is greater than 0.00%. Therefore, if the 30-year U.S. dollar SOFR ICE swap rate does not exceed the 2-year U.S. dollar SOFR ICE swap rate for a prolonged period of time over the life of your notes, including interest determination dates, you will receive no interest during the affected interest periods in the floating rate period. In such case, even if you receive some interest payments on some or all of the other interest payment dates for the floating rate period, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the U.S. Dollar SOFR ICE Swap Spread on Any Day Other Than the Interest Determination Date for the Applicable Interest Period in the Floating Rate Period

For an interest period in the floating rate period, the amount of interest payable on the interest payment date is calculated based on the U.S. dollar SOFR ICE swap spread on the interest determination date for the interest period. Although the actual U.S. dollar SOFR ICE swap spread at other times may be higher than the U.S. dollar SOFR ICE swap spread on the interest determination date for an interest period, with respect to the interest period you will not benefit from the U.S. dollar SOFR ICE swap spread at any time other than on such interest determination date.

The Amount of Interest Payable on Any Interest Payment Date For Any Interest Period in the Floating Rate Period is Capped

For each interest period in the floating rate period, the interest rate will be subject to the maximum interest rate, which will limit the amount of interest you may receive on the interest payment date for such interest period. Because of the formula used to calculate the interest rate on your notes during each interest period in the floating rate period, if (i) the U.S. dollar SOFR ICE swap spread times (ii) 25 is greater than or equal to the maximum interest rate, the interest rate will be capped at the maximum interest rate. Thus, you will not benefit from any increases in the U.S. dollar SOFR ICE swap spread above 0.36%. Furthermore, since the interest rate in the floating rate period is determined quarterly, if the interest rate for at least one interest period in the floating rate period during any year is less than the maximum interest rate, your actual return for such year will be less than the maximum interest rate, even if the interest rate is equal to the maximum interest rate for the remaining interest periods in the floating rate period during such year. Thus, the notes may provide less interest income than an investment in a similar instrument.

The Historical Levels of the U.S. Dollar SOFR ICE Swap Spread Are Not an Indication of the Future Levels of the U.S. Dollar SOFR ICE Swap Spread

The U.S. dollar SOFR ICE swap spread has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the U.S. dollar SOFR ICE swap spread are not necessarily indicative of future levels. Any historical upward or downward trend in the U.S. dollar SOFR ICE swap spread is not an indication that the U.S. dollar SOFR ICE swap spread is more or less likely to increase or decrease at any time, and you should not take the historical levels of the U.S. dollar SOFR ICE swap spread as an indication of its future performance.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The amount you will be paid for your notes on the stated maturity date or the amount we will pay you upon any early redemption of your notes will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date or the date of early redemption will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date or the date of early redemption, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Risks Relating to the Use of the 30/360 (ISDA) Day Count Convention

The notes follow a “30/360 (ISDA)” day count convention as described under “Terms and Conditions — Day count convention” above. For certain interest payment dates, specifically those that fall in February and May, application of the 30/360 (ISDA) day count convention may result in interest periods of less than or greater than 90 days out of a year of 360 days.

While the actual interest payment, if any, on an interest payment date will depend upon, among other things, the applicable interest rate, due to the day count convention the amount of days for which interest will be paid will vary. For interest periods relating to interest payments to be made on the interest payment dates falling on the last calendar day of each August and November, the accrued interest factor will be 90/360. The below table illustrates the factor for interest payment dates falling on the last calendar day of each February and May.

February or May Interest Payment Date*	Applicable Factor for the Interest Payment Date
2/29/2024	89 / 360
5/31/2024	92 / 360
2/28/2025	88 / 360
5/31/2025	93 / 360
2/28/2026	88 / 360
5/31/2026	93 / 360
2/28/2027	88 / 360
5/31/2027	93 / 360
2/29/2028	89 / 360
5/31/2028	92 / 360
2/28/2029	88 / 360
5/31/2029	93 / 360
2/28/2030	88 / 360
5/31/2030	93 / 360
2/28/2031	88 / 360
5/31/2031	93 / 360
2/29/2032	89 / 360
5/31/2032	92 / 360
2/28/2033	88 / 360
5/31/2033	93 / 360
2/28/2034	88 / 360
5/31/2034	93 / 360
2/28/2035	88 / 360
5/31/2035	93 / 360
2/29/2036	89 / 360
5/31/2036	92 / 360
2/28/2037	88 / 360
5/31/2037	93 / 360
2/28/2038	88 / 360
5/31/2038	93 / 360
*The table includes only the factor for interest periods relating to interest payments to be made on the interest payment dates falling on the last calendar day of each February and May.

Further, because an interest period may have less than or greater than 90 days, if you purchase or sell notes in the secondary market, if any, during an interest period with less than or greater than 90 days, the price of the notes may not reflect the exact number of days in the applicable interest period as determined by the 30/360 (ISDA) day count convention. See “Terms and Conditions — Interest” above for more information.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•
the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate;
•
the volatility – i.e., the frequency and magnitude of changes – in the level of the U.S. dollar SOFR ICE swap spread;
•
economic, financial, regulatory, political, military, public health and other events that affect U.S. dollar SOFR ICE swap rates generally;
•
interest rates and yield rates in the market;
•
the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the U.S. dollar SOFR ICE swap spread based on its historical performance. The actual performance of the U.S. dollar SOFR ICE swap spread over the life of the offered notes, as well as the interest payable on each interest payment date during the floating rate period, may bear little or no relation to the hypothetical levels of the U.S. dollar SOFR ICE swap spread or to the hypothetical examples shown elsewhere in this pricing supplement.

As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations That Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date For an Interest Period in the Floating Rate Period

As calculation agent for your notes, GS&Co. will have discretion in making certain determinations that affect your notes, including determining the U.S. dollar SOFR ICE swap spread on any interest determination date in certain circumstances, which we will use to determine the amount, if any, we will pay on any applicable interest payment date for an interest period in the floating rate period. Further, if GS&Co. determines on an interest determination date that a U.S. dollar SOFR ICE swap rate has been discontinued, then GS&Co. will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable U.S. dollar SOFR ICE swap rate, provided that if GS&Co. determines there is an industry-accepted successor rate, then GS&Co. shall use such successor rate. If GS&Co. has determined a substitute or successor rate in accordance with the foregoing, GS&Co. in its sole discretion may determine the business day convention, the applicable business days and the interest determination dates to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable U.S. dollar SOFR ICE swap rate, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. See “Terms and Conditions — U.S. dollar SOFR ICE swap rate” on page PS-4. The exercise of this discretion by GS&Co. could adversely affect the value of your notes and may present GS&Co. with a conflict of interest. We may change the calculation agent at any time without notice and GS&Co. may resign as calculation agent at any time upon 60 days’ written notice to us.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Risks Related to Conflicts of Interest

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs has hedged or expects to hedge our obligations under the notes by purchasing listed or over-the-counter options, futures and/or other instruments linked to the U.S. dollar SOFR ICE swap spread. Goldman Sachs also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the U.S. dollar SOFR ICE swap spread, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before any interest determination date for your notes. Alternatively, Goldman Sachs may hedge all or part of our obligations under the notes with unaffiliated distributors of the notes which we expect will undertake similar market activity. Goldman Sachs may also enter into, adjust and unwind hedging transactions relating to other rate-linked notes whose returns are linked to changes in the level of the U.S. dollar SOFR ICE swap spread.

In addition to entering into such transactions itself, or distributors entering into such transactions, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Any of these hedging or other activities may adversely affect the levels of the U.S. dollar SOFR ICE swap spread and therefore the market value of your notes and the amount we will pay on your notes, if any. In addition, you should expect that these transactions will cause Goldman Sachs or its clients, counterparties or distributors to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Neither Goldman Sachs nor any distributor will have any obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines. In addition, if the distributor from which you purchase notes is to conduct hedging activities in connection with the notes, that distributor may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

Additional Risks Related to the U.S. Dollar SOFR ICE Swap Spread

Because the U.S. Dollar SOFR ICE Swap Rates Were Recently Launched, the U.S. Dollar SOFR ICE Swap Rates, and Therefore the U.S. Dollar SOFR ICE Swap Spread, Have a Very Limited Performance History

The U.S. dollar SOFR ICE swap rates were launched on November 8, 2021.

Each U.S. dollar SOFR ICE swap rate is a “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a specified maturity (30 years in the case of the 30-year U.S. dollar SOFR ICE swap rate and 2 years in the case of the 2-year U.S. dollar SOFR ICE swap rate). In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.

Because the U.S. dollar SOFR ICE swap rates, and therefore the U.S. dollar SOFR ICE swap spread, have no historical information prior to November 8, 2021, limited historical information will be available for you to consider in making an independent investigation of their performance, which may make it difficult for you to make an informed decision with respect to the notes. No future performance of the U.S. dollar SOFR ICE swap rates, and therefore the U.S. dollar SOFR ICE swap spread, can be predicted based on their historical performance information described herein.

Certain Risks Related to SOFR

On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified SOFR, a broad U.S. treasuries repurchase financing rate to be published by the Federal Reserve Bank of New York, as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also published historical indicative Secured Overnight Financing Rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

Because SOFR is published by the Federal Reserve Bank of New York based on data received from other sources, we have no control over its determination, calculation or publication. The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the notes. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the levels of the U.S. dollar SOFR ICE swap spread and, therefore, the amount payable on your notes and the trading prices of such notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend published SOFR data in its sole discretion and without notice.

Additionally, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates. The return on and value of your notes may fluctuate more than notes that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to the levels of the U.S. dollar SOFR ICE swap spread and, therefore, the amount payable on your notes.

The U.S. Dollar SOFR ICE Swap Rate May Not Be Published on an Interest Determination Date and, If Such Rate is Not Published, it May Be Determined by the Calculation Agent in its Sole Discretion

Even if a U.S. dollar SOFR ICE swap rate is not discontinued, it is possible that such rate may not be available on an interest determination date because such rate is not published by the Intercontinental Exchange (ICE). Non-publication by ICE of the applicable U.S. dollar SOFR ICE swap rate could occur for a number of reasons, such as a lack of available market data and an inability to use available market data to estimate rates for index maturities that are not available, or for other reasons. If the 30-year U.S. dollar

SOFR ICE swap rate or the 2-year U.S. dollar SOFR ICE swap rate cannot be determined using the applicable Bloomberg screen page due to the non-publication of such rate on a relevant interest determination date, the 30-year U.S. dollar SOFR ICE swap rate or the 2-year U.S. dollar SOFR ICE swap rate, as applicable, will be determined by the calculation agent in its sole discretion. See “Terms and Conditions — U.S. dollar SOFR ICE swap rate” above. At any time, you may request from the calculation agent the interest rate in effect for your notes. If you would like to know the interest rate in effect for your notes at any time, please call GS&Co. at (212) 902-0300.

Risks Related to Tax

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive or negative adjustments based on the actual interest payments on the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange, redemption or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

Use of Proceeds

We will lend the net proceeds from the sale of the offered notes to The Goldman Sachs Group, Inc. or its affiliates. The Goldman Sachs Group, Inc. will use the proceeds from such loans for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of listed or over-the-counter options, futures and other instruments linked to the U.S. dollar SOFR ICE swap rates on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the U.S. dollar SOFR ICE swap rates. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•
expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the U.S. dollar SOFR ICE swap rates,
•
may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or
•
may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the U.S. dollar SOFR ICE swap rates. We expect these steps to involve sales of instruments linked to the U.S. dollar SOFR ICE swap rates on or shortly before the interest determination dates. These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the U.S. dollar SOFR ICE swap rates.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

Historical U.S. Dollar SOFR ICE Swap Spreads

The graph set forth below illustrates the historical U.S. dollar SOFR ICE swap spreads from November 18, 2021, the first day on which the U.S. dollar SOFR ICE swap rates were published by Bloomberg Professional Service, through May 26, 2023. We obtained the U.S. dollar SOFR ICE swap spreads shown in the graph from Bloomberg Professional Service, without independent verification.

The historical U.S. dollar SOFR ICE swap spreads reflected in the graph set forth below are based on actual U.S. dollar SOFR ICE swap rate movements during the time period. We cannot assure you, however, that this performance will be replicated in the future or that the historical U.S. dollar SOFR ICE swap spreads will serve as a reliable indicator of future performance. The U.S. dollar SOFR ICE swap spread has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the U.S. dollar SOFR ICE swap spread during the period shown below is not an indication that the U.S. dollar SOFR ICE swap spread is more or less likely to increase or decrease at any time. See “Additional Risk Factors Specific to Your Notes — “The U.S. Dollar SOFR ICE Swap Rate May Not Be Published on an Interest Determination Date and, If Such Rate is Not Published, it May Be Determined by the Calculation Agent in its Sole Discretion”.

You should not take the historical U.S. dollar SOFR ICE swap spreads provided below as an indication of the future U.S. dollar SOFR ICE swap spreads. We cannot give you any assurance that the future U.S. dollar SOFR ICE swap spreads will result in you receiving any interest payments and, if you do receive any such interest payments, that such payment will be greater than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the U.S. dollar SOFR ICE swap spread.

* As discussed herein, the U.S. dollar SOFR ICE swap rates may not be published by the Intercontinental Exchange on a business day for various reasons.

The notes are not sponsored, endorsed, sold or promoted by ICE Benchmark Administration and ICE Benchmark Administration makes no representation regarding the advisability of investing in the notes

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate how various hypothetical interest rates and hypothetical interest payments for an interest period during the floating rate period would be calculated for each $1,000 face amount of notes.

The examples below are based on a range of U.S. dollar SOFR ICE swap spreads that are entirely hypothetical; no one can predict what the U.S. dollar SOFR ICE swap spread will be on any interest determination date, and no one can predict the interest that will be paid on your notes during any interest period during the floating rate period. The U.S. dollar SOFR ICE swap spread has been highly volatile in the past — meaning that the levels of the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate have changed substantially in relatively short periods — and the U.S. dollar SOFR ICE swap spread cannot be predicted for any future period.

The information in the following examples reflects the method we will use to calculate the interest rate for a given interest period during the floating rate period and the hypothetical interest payment on the offered notes for such interest period assuming that we have not exercised our early redemption right prior to the floating rate period. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as the volatility of the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-7 of this pricing supplement.

For these reasons, the actual 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate on any interest determination date for an interest period during the floating rate period, as well as the interest payable on each interest payment date during the floating rate period, may bear little relation to the hypothetical examples shown below. For information about the U.S. dollar SOFR ICE swap spreads during recent periods, see “— Historical U.S. Dollar SOFR ICE Swap Spreads” on page PS-15. Before investing in the notes, you should consult publicly available information to determine the 30-year U.S. dollar SOFR ICE swap rates and the 2-year U.S. dollar SOFR ICE swap rates between the date of this pricing supplement and the date of your purchase of the notes.

The actual interest payment for any interest period during the floating rate period will depend on the actual U.S. dollar SOFR ICE swap spread on the related interest determination date. The applicable interest rate for a quarterly interest period during the floating rate period will be determined on a per annum basis but will apply only to that interest period during the floating rate period. In addition, whether or not you would receive interest at the interest rate below would depend on whether or not we determine to exercise our early redemption right prior to during the floating rate period in which such interest rates would be applicable. These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the U.S. dollar SOFR ICE swap spread. The numbers appearing in the following examples have been rounded for ease of analysis.

Hypothetical 30-Year U.S. Dollar SOFR ICE Swap Rate	Hypothetical 2-Year U.S. Dollar SOFR ICE Swap Rate	30-Year U.S. Dollar SOFR ICE Swap Rate Less 2-Year U.S. Dollar SOFR ICE Swap Rate (the U.S. Dollar SOFR ICE Swap Spread)	Hypothetical Interest Rate (Per Annum) For the Interest Period	Hypothetical Quarterly Interest Payment*
0.00%	8.00%	-8.00%	0.00%	$0.00
2.00%	4.00%	-2.00%	0.00%	$0.00
3.00%	3.00%	0.00%	0.00%	$0.00
3.90%	3.78%	0.12%	3.00%	$7.50
4.20%	4.02%	0.18%	4.50%	$11.25
5.00%	4.80%	0.20%	5.00%	$12.50
6.00%	5.70%	0.30%	7.50%	$18.75
7.50%	7.14%	0.36%	9.00%	$22.50
8.00%	5.00%	3.00%	9.00%	$22.50
9.00%	3.00%	6.00%	9.00%	$22.50
13.00%	2.00%	11.00%	9.00%	$22.50

*Assumes an interest period during the floating rate period of 90 days

The following examples illustrate how the interest rates during the floating rate period set forth in the table above are calculated.

Example 1: Based on a hypothetical 30-year U.S. dollar SOFR ICE swap rate of 2.00% and a hypothetical 2-year U.S. dollar SOFR ICE swap rate of 4.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the U.S. dollar SOFR ICE swap spread

The U.S. dollar SOFR ICE swap spread is calculated as the hypothetical 30-year U.S. dollar SOFR ICE swap rate of 2.00% minus the hypothetical 2-year U.S. dollar SOFR ICE swap rate of 4.00%:

U.S. dollar SOFR ICE swap spread = -2.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest period equals (i) -2.00% times (ii) 25, subject to the maximum interest rate of 9.00% per annum and the minimum interest rate of 0.00% per annum. Given that -2.00% times 25 equals -50.00%, which is less than 0.00%, the per annum interest rate for the relevant interest payment date shall be 0.00%.

Step 3: Calculate the quarterly interest payment for the relevant interest period during the floating rate period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the applicable day count convention on a 30/360 (ISDA) basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period during the floating rate period is $0.00 because the U.S. dollar SOFR ICE swap spread is less than 0.00%.

Example 2: Based on a hypothetical 30-year U.S. dollar SOFR ICE swap rate of 4.20% and a hypothetical 2-year U.S. dollar SOFR ICE swap rate of 4.02%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the U.S. dollar SOFR ICE swap spread

The U.S. dollar SOFR ICE swap spread is calculated as the hypothetical 30-year U.S. dollar SOFR ICE swap rate of 4.20% minus the hypothetical 2-year U.S. dollar SOFR ICE swap rate of 4.02%:

U.S. dollar SOFR ICE swap spread = 0.18%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest period equals (i) 0.18% times (ii) 25, subject to the maximum interest rate of 9.00% per annum and the minimum interest rate of 0.00% per annum. Given that 0.18% times 25 equals 4.50%, which is more than 0.00% and less than 9.00%, the per annum interest rate for the relevant interest payment date shall be 4.50%.

Step 3: Calculate the quarterly interest payment for the relevant interest period during the floating rate period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the applicable day count convention on a 30/360 (ISDA) basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period during the floating rate period with a hypothetical per annum interest rate of 4.50% is $11.25 for every $1,000 face amount of notes, calculated as follows:

$1,000 × 4.50% × 90/360 = $11.25

Example 3: Based on a hypothetical 30-year U.S. dollar SOFR ICE swap rate of 9.00% and a hypothetical 2-year U.S. dollar SOFR ICE swap rate of 3.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the U.S. dollar SOFR ICE swap spread

The U.S. dollar SOFR ICE swap spread is calculated as the hypothetical 30-year U.S. dollar SOFR ICE swap rate of 9.00% minus the hypothetical 2-year U.S. dollar SOFR ICE swap rate of 3.00%:

U.S. dollar SOFR ICE swap spread = 6.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest period equals (i) 6.00% times (ii) 25, subject to the maximum interest rate of 9.00% per annum and the minimum interest rate of 0.00% per annum. Given that 6.00% times 25 equals 150.00%, which is greater than 9.00%, the per annum interest rate for the relevant interest payment date shall be 9.00% (that is, shall be set equal to the maximum interest rate).

Step 3: Calculate the quarterly interest payment for the relevant interest period during the floating rate period

The amount of interest payment for the relevant interest period equals the product of (i) the face amount times (ii) the interest rate times (iii) the applicable day count convention on a 30/360 (ISDA) basis. No adjustments will be made in the event an interest payment date is not a business day. The interest payment for this interest period during the floating rate period with a hypothetical per annum interest rate of 9.00% is $22.50 for every $1,000 face amount of notes, calculated as follows:

$1,000 × 9.00% × 90/360 = $22.50

The payment amounts shown above are entirely hypothetical; they are based on hypothetical interest rates that may not be achieved on any interest determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-11.

We cannot predict the actual U.S. dollar SOFR ICE swap spread on any interest determination date or the market value of your notes, nor can we predict the relationship between the U.S. dollar SOFR ICE swap spread and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each interest payment date and the rate of return on the offered notes will depend on the actual U.S. dollar SOFR ICE swap spread for each interest period during the floating rate period, determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical example is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each interest payment date may be very different from the information reflected in the examples above.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•
a dealer in securities or currencies;
•
a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•
a bank;
•
a life insurance company;
•
a regulated investment company;
•
an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•
a tax-exempt organization;
•
a partnership;
•
a person that owns the notes as a hedge or that is hedged against interest rate risks;
•
a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
•
a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•
a citizen or resident of the United States;
•
a domestic corporation;
•
an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— Non-United States Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

It is not entirely clear how, under the rules governing contingent payment debt instruments, the maturity date for debt instruments (such as your notes) that provide for the possibility of early redemption should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date.

We have determined that the comparable yield for the notes is equal to 5.6594% per annum, compounded quarterly with a projected payment schedule consisting of estimates of the quarterly interest payments (as set forth in the table below) and a payment at maturity of $1,000 (excluding the final interest payment) based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
May 31, 2023 through December 31, 2023	$32.82	$32.82
January 1, 2024 through December 31, 2024	$54.74	$87.56
January 1, 2025 through December 31, 2025	$52.19	$139.75
January 1, 2026 through December 31, 2026	$46.35	$186.10
January 1, 2027 through December 31, 2027	$42.35	$228.63
January 1, 2028 through December 31, 2028	$42.15	$270.78
January 1, 2029 through December 31, 2029	$42.84	$313.62
January 1, 2030 through December 31, 2030	$43.60	$357.22
January 1, 2031 through December 31, 2031	$44.78	$402.00
January 1, 2032 through December 31, 2032	$46.12	$448.12
January 1, 2033 through December 31, 2033	$47.58	$495.70
January 1, 2034 through December 31, 2034	$49.14	$544.84
January 1, 2035 through December 31, 2035	$50.77	$595.61
January 1, 2036 through December 31, 2036	$52.55	$648.16
January 1, 2037 through December 31, 2037	$54.47	$702.63
January 1, 2038 through May 31, 2038	$23.28	$725.91

In addition, we have determined the projected payments for your notes as follows:

Taxable Year	Payment in February	Payment in May	Payment in August	Payment in November
2023	N/A	N/A	$22.50	$22.50
2024	$22.50	$22.50	$22.50	$22.50
2025	$22.50	$22.50	$45.50	$43.33
2026	$41.75	$38.25	$33.75	$29.67
2027	$25.34	$20.38	$16.06	$11.91
2028	$8.23	$8.00	$7.30	$7.36
2029	$7.53	$7.42	$7.77	$7.77
2030	$7.94	$7.30	$5.78	$5.49
2031	$5.43	$5.43	$5.49	$5.31
2032	$5.37	$5.26	$5.26	$5.20
2033	$5.26	$5.08	$5.31	$5.26
2034	$5.26	$5.08	$5.20	$5.14
2035	$5.14	$4.96	$5.08	$5.02
2036	$5.02	$5.02	$4.96	$4.85
2037	$4.96	$4.67	$4.79	$4.79
2038	$4.85	$1,004.61	N/A	N/A

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent payment debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent payment debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or maturity of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

Furthermore, it is possible that any Form 1099-OID you receive in respect of the notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon sale, exchange, redemption or maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon sale, exchange, redemption or maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes, decreased by the amount of the fixed interest payments and the projected amount of any contingent payment previously made with respect to the notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), decreased by the amount of the fixed interest payments and the projected amount of any contingent payment previously made to you with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Non-United States Holders

If you are a non-United States holder, please see the discussion under “United States Taxation —Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•
a nonresident alien individual;
•
a foreign corporation; or
•
an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-51 of the accompanying general terms supplement no. 8,999 and “Plan of Distribution — Conflicts of Interest” on page 127 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 4.903% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on May 31, 2023.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 18, 2023, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 18, 2023.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 8,999, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 8,999, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 8,999, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$4,348,000

GS Finance Corp.

Callable Fixed and Floating Rate Notes due 2038

guaranteed by

The Goldman Sachs Group, Inc.

__________________

__________________

Goldman Sachs & Co. LLC